

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Via E-mail
Mr. Eyal Desheh
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tikva 49131, Israel

**Re:**       **Teva Pharmaceuticals Industries Limited**
            **Form 20-F for the Fiscal Year Ended December 31, 2012**
            **Filed February 12, 2013**
            **File No. 001-16174**

Dear Mr. Desheh:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Specialty Products
Central Nervous System, page 22

1.  You disclose, on page 22, that the Orange Book patent will expire on May 21, 2014 and on page F-36 that competitors have submitted ANDAs for generic version of Copaxone. Given that revenue for Copaxone was approximately $4 billion, $2.9 billion in the United States, the loss of patent could have a material impact on your future financial results, please provide us revised disclosure to include in future periodic reports which discusses in quantitative and qualitative terms, the impact that expirations of the Orange Book patent to Copaxone in the United States in 2014 and in most of the rest of the world in May 2015 will have on your results of operations and liquidity in future periods. Please include in your discussion the ease or difficulty for other companies to develop competing branded or generic products. To the extent that you are aware of any competitors' products in development and nearing

commercialization that are expected to compete with Copaxone when exclusivity ends in the next three years, please disclose as applicable.

Results of Operations
Revenues - Europe - Specialty Medicines, page 63

2. Throughout MD&A, when more than one factor has resulted in an increase or decrease, quantify the effect of each.  For example, you disclose here: "Revenues from specialty medicines in Europe in 2012 amounted to $1.6 billion, an increase of 42% compared to 2011. In local currency terms, sales increased by 53%, primarily driven by the inclusion of full year sales of Cephalon, the completion of the transition of the distribution and marketing rights for Copaxone to us from Sanofi, and the launch of Zoely."  Confirm that you will quantify each factor underlying changes in future filings.

Research and Development (R&D) Expenses, page 70

3. In response to our review of your Form 20-F for the fiscal period ended December 31, 2011 you responded in correspondence dated April 23, 2012, that you would include expanded disclosure regarding your R&D expenses including a table of branded R&D expense and number of projects by development phase in future filings.  We did not note this information in our review of your Form 20-F for the fiscal period ended December 31, 2012.  Please provide this information in future filings or tell us why you believe this information is not warranted.

Note 2 - Certain Transactions
2) South Korea venture, page F-18

4. Please tell us how you will be accounting for the agreement you entered into with Handok Pharmaceutical Co and whether the venture is a variable interest entity and you are the primary beneficiary and why or why not.

Note 17 – Impairments, Loss Contingencies, Restructuring and Others, page F-52

5. Please provide us revised disclosure to include in future periodic reports that states the factors contributing to the write downs of in-process R&D, existing product rights and property, plant and equipment.  Refer to ASC 350-30-50-3 and 360-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant